UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CYMABAY THERAPEUTICS, INC.
(Name of Subject Company (Issuer))
PACIFIC MERGER SUB, INC.
a wholly owned subsidiary of
GILEAD SCIENCES, INC.
(Names of Filing Persons (Offeror))
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
23257D103
(Cusip Number of Class of Securities)
Deborah H. Telman, Esq.
Executive Vice President, Corporate Affairs and General Counsel
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404
650-574-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Paul S. Scrivano Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2008	Cheryl Chan Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4503

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Pacific Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Gilead Sciences, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, $0.0001 par value per share (“Shares”), of CymaBay Therapeutics, Inc., a Delaware corporation (“CymaBay”), at a price of $32.50 per Share, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated as of February 23, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly owned subsidiary of Parent. This Schedule TO is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of February 11, 2024, by and among CymaBay, Parent and Purchaser is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.
ITEM 1.   SUMMARY TERM SHEET.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
ITEM 2.   SUBJECT COMPANY INFORMATION.
(a)   The subject company and the issuer of the securities subject to the Offer is CymaBay Therapeutics, Inc. Its principal executive office is located at 7575 Gateway Blvd., Suite 110, Newark, CA 94560, and its telephone number is (510) 293-8800.
(b)   This Schedule TO relates to Shares. According to CymaBay, as of the close of business on February 20, 2024, there were (i) 114,811,001 Shares issued and outstanding, (ii) 17,339,540 Shares subject to issuance pursuant to outstanding options to acquire Shares, (iii) 461,557 Shares subject to issuance pursuant to outstanding restricted stock units to acquire Shares and (iv) 5,226,628 Shares subject to issuance pursuant to outstanding pre-funded warrants of the Company to purchase Shares.
(c)   The information concerning the principal market, if any, in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.
ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.
(a) — (c) The filing companies of this Schedule TO are (i) Parent and (ii) Purchaser. Each of Purchaser’s and Parent’s principal executive office is located at c/o Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, CA 94404, and the telephone number of each is (650) 574-3000. The information regarding Purchaser and Parent set forth in Section 9 — “Certain Information Concerning Parent and Purchaser” and Schedule A of the Offer to Purchase is incorporated herein by reference.
ITEM 4.   TERMS OF THE TRANSACTION.
The information set forth in the Offer to Purchase is incorporated herein by reference.
ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a), (b) The information set forth in Section 8 — “Certain Information Concerning the Company,” Section 9 — “Certain Information Concerning Parent and Purchaser,” Section 10 — “Background of the Offer; Contacts with the Company,” Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a), (c)(1) — (7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 6 — “Price Range of Shares; Dividends,” Section 7 — “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations” and Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.
ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 12 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
(b)   The Offer is not subject to a financing condition.
ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
The information set forth in Section 9 — “Certain Information Concerning Parent and Purchaser,” Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.
ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)   The information set forth in Section 3 — “Procedures for Tendering Shares,” Section 10 — “Background of the Offer; Contacts with the Company” and Section 16 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
ITEM 10.   FINANCIAL STATEMENTS.
Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:
(a)   the consideration offered consists solely of cash;
(b)   the Offer is not subject to any financing condition; and
(c)   the Offer is for all outstanding securities of the subject class.
ITEM 11.   ADDITIONAL INFORMATION.
(a)   The information set forth in Section 7 — “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations,” Section 10 — “Background of the Offer; Contacts with the Company,” Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Section 15 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(c)   The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.
Index No.
(a)(1)(A)*	Offer to Purchase, dated as of February 23, 2024.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Form of Summary Advertisement, published February 23, 2024 in The Wall Street Journal.
(a)(5)(A)	Joint Press Release of Parent and CymaBay, dated February 12, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 12, 2024).
(a)(5)(B)	Tweet posted by Parent on February 12, 2024 (incorporated by reference to Exhibit 99.1 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 12, 2024).
(a)(5)(C)	LinkedIn announcement posted by Parent on February 12, 2024 (incorporated by reference to Exhibit 99.2 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 12, 2024).
(a)(5)(D)	Investor Relations email sent by Parent on February 12, 2024 (incorporated by reference to Exhibit 99.3 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 12, 2024).
(a)(5)(E)	Email to CymaBay employees sent by Parent on February 14, 2024 (incorporated by reference to Exhibit 99.1 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 14, 2024).
(d)(1)	Agreement and Plan of Merger, dated as of February 11, 2024, by and among CymaBay, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 12, 2024).
(d)(2)	Mutual Non-Disclosure Agreement, dated as of December 15, 2022, by and between CymaBay and Parent (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by CymaBay with the Securities and Exchange Commission on February 23, 2024).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*
Filed herewith.

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 23, 2024
PACIFIC MERGER SUB, INC.
By:
/s/ Andrew D. Dickinson

Name:
Andrew D. Dickinson

Title:
President and Treasurer

GILEAD SCIENCES, INC.
By:
/s/ Daniel P. O’Day

Name:
Daniel P. O’Day

Title:
Chairman and Chief Executive Officer